[WFAF Letterhead]

January 19, 2010

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC 20549

RE:	Wells Fargo Funds Trust

Registration Nos. 333-74295; 811-09253 (the “Registrant”)

Post-Effective Amendment No. 142 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

In response to your comments received by telephone on January 7, 2010 to the Registrant’s Form N-1A filing made on November 19, 2009 pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”) to comply with the requirements of the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-end Investment Companies Release (Release Nos. 33-8998; IC-28584; File No.S7-28-07), please note the following responses, beginning with global comments to the forms of Fund Summaries, followed by Fund-specific comments (organized by fund group):

GLOBAL COMMENTS TO FUND SUMMARIES

Prospectus—Table of Contents

Comment:	You asked that we remove the two paragraphs on the page following the table of contents and, if appropriate to include, to state them only after the end of the Fund Summaries section.

Response:	We have conformed the language as you requested.

Prospectus—Fund Summaries

Comment:	You asked that we conform the introduction to the Fees and Expenses table to the example language set forth in Item 3 of Form N-1A by replacing the phrase “as a shareholder in the Fund” in the first sentence with “if you buy and hold shares of the Fund” and by deleting the third sentence.

Response:	We have conformed the language as you requested.

Comment:	You asked that we remove the following three footnotes to the Fee and Expense table: “Class A shares that are purchased at NAV in amounts of $1,000,000 or more may be assessed a 1.00% contingent deferred sales charge if they are redeemed within eighteen months of purchase,” “Includes expenses payable to affiliates of Wells Fargo & Co.” and “Includes gross expenses allocated from the master portfolio in which the Fund invests” as they are not expressly required or permitted by Form N-1A.

Response:	We have removed these footnotes as requested.

Comment:	You asked that we revise to the last caption to the Fee and Expense table to conform to Item 3 of Form N-1A by restating to read as “Total Annual Fund Operating Expenses After Fee Wavier”.

Response:	We have revised the caption as requested.

Comment:	You asked that where a footnote to the Fee and Expense table stating that “[e]xpenses have been adjusted from amounts incurred during the Fund’s most recent fiscal year to reflect current fees and expenses” is included in compliance with instruction 3(d)(ii)(B) to Item 3 of Form N-1A, that we supplementally explain to the Staff the basis for the adjustment described in the footnote.

Response:	For relevant Funds, the gross expense ratio shown in the Financial Highlights section may be adjusted upwards to show higher total annual fund operating expenses in the Fee and Expense table. The purpose of this adjustment is to reflect the full gross expenses that the Fund is expected to bear in the current fiscal year based on the expense rates specified in its contractual arrangements. For example, actual expenses for shareholder servicing fees incurred by the Fund in its last fiscal year may be lower than its contractual rate (0.25%) because unused portions of the shareholder servicing fees may be returned to a Fund on a non-recurring basis. Other minor variances between the total annual fund operating expense ratios shown in the Fee and Expense table and those shown in the Financial Highlights that appear are attributable to decimal rounding in the component expense line items in the table (e.g., management fee, other expenses) that, when aggregated in the total gross expense ratio line item, may differ slightly from that shown in the Financial Highlights; in such cases, no footnote to the fee table will be included.

Comment:	You asked that we modify the footnote to the Fee and Expense table concerning the contractual fee wavier to comply with the instruction 3(e) to Item 3 of Form N-1A that requires a description of “who can terminate the arrangement and under what circumstances.”

Response:	We have revised the footnote as requested to state that the committed net operating expense ratios may be increased or terminated only with approval of the Board of Trustees.

Comment:	You requested that we delete the portion of the first sentence in the Expense Example paragraph that states “an includes expenses allocated from the master portfolios in which the Fund invests” and the portion of the second sentence of such paragraph that states “; you reinvest all distributions (to which sales charges do not apply)” to match the corresponding disclosure found in Item 3 of Form N-1A.

Response:	We have conformed the language as you requested.

Comment:	You requested that we supplementally confirm to you that the dollar amounts shown in the Expense Examples reflect a fee wavier only for the period of the contractual fee waiver commitment (e.g., 1 year).

Response:	We supplementally confirm to you that the dollar amounts shown in the Expense Examples reflect a fee wavier only for the period of the contractual fee waiver commitment.

Comment:	In the discussion of the Fund’s investment strategy required by Item 4 of Form N-1A, you requested that we tie the references to repurchase or reverse repurchase agreements in “Counter-Party” Risk” under “Principal Investment Risks” to the relevant disclosure of principal investment strategies if such instruments may be pertinent to the Fund’s principal investment strategies.

Response:	We have modified the statement in the principal investment strategies describing the use of derivatives to manage risk or enhance return to include references to repurchase or reverse repurchase agreements.

Comment:	In the discussion of the Fund’s principal risks required by Item 4 of Form N-1A, you requested that we delete the cross-reference in the last sentence of the section.

Response:	We have deleted the cross-reference as requested.

Comment:	You requested that we amend the introductory paragraph to the Performance section to delete the cross-reference in the third sentence of the section.

Response:	We have deleted the cross-reference as requested.

Comment:	You requested that we remove the footnote to the tables in the Performance section identifying the inception date of share classes and if appropriate include them adjacent to the relevant share classes identified in the captions of the performance tables.

Response:	We have removed the footnote as requested and moved the information to the captions of the performance tables.

Comment:	You asked that we convert the disclosure found in the footnote to the Average Annual Total Return table concerning after-tax returns to paragraph form.

Response:	We have conformed the language as you requested.

Comment:	In the Fund Management section, immediately following the first table, you requested that we delete the cross-references to the “Organization and Management of the Funds” and “Master Gateway Structure” sections of the prospectus.

Response:	We have deleted the cross-references as requested.

Comment:	You asked that we revise to the heading of the Summary of Other Important Information to read as “Summary of Other Important Information Regarding Purchase and Sale of Fund Shares.”

Response:	We have revised the heading as requested.

Comment:	In the Transaction Policies section of prospectuses for Class A, Class B and Class C shares, immediately following the table, you requested that we delete the second through fourth sentences and the sixth and all remaining sentences in the paragraph.

Response:	We have deleted the language as requested.

Comment:	In the Tax Information section, you requested that we delete the cross-reference.

Response:	We have deleted the cross-references as requested.

FUND-SPECIFIC COMMENTS—EQUITY GATEWAY FUNDS

Comment:	For certain Funds that invest in large-capitalization companies, such as the C&B Large Cap Value Fund, Equity Income Fund , Equity Value Fund and Large Company Growth Fund, the “Principal Investment Strategies” section of the Prospectus defines large-capitalization companies as those companies with market capitalizations of $3 billion or more. Please supplementally explain to us the basis for treating companies with market capitalizations as low as $3 billion as large-capitalization companies.

Response:	We understand that companies included in the Russell 1000 Index are typically considered large-capitalization companies. At September 30, 2009, the most recent fiscal year end of the Equity Gateway Funds, the median market capitalization of companies included in the Russell 1000 Index was $3.92 billion. At March 31, 2009, the semi-annual period end during the last fiscal year of the Equity Gateway Funds, the median market capitalization of companies included in the Russell 1000 Index was $2.72 billion.

Comment:	For certain Funds that are “blended gateway” Funds investing in multiple master portfolios, such as the Diversified Equity Fund and Growth Equity Fund, the “Principal Investment Strategies” portion of the Fund Summaries section of the Prospectus refers to different investment styles of several master portfolios and cross references the “Portfolio Allocation and Management” portion of Item 9 for the corresponding Fund that describe these categories equity investment styles. Please include a description of such types of styles in the Fund Summaries section of the Prospectus.

Response:	We will add a description of the types of investment styles of the relevant master portfolios in the Fund Summary section. For example, in the Fund Summary for the Growth Equity Fund, we would state: “The investment styles of the master portfolios in which in we currently invest include the large cap growth style, the small cap style and the international style.”

Comment:	For the Diversified Equity Fund, the “Principal Investment Strategies” portion of the Fund Summaries section of the Prospectus does not discuss investment in indexes, but the Principal Investment Risks section refers to an Index Tracking Risk. Please tie the Principal Investment Strategies to this risk or, if the Index Tracking Risk is not a principal investment risk, please modify the Principal Investment Risks section accordingly.

Response:	In the description of the types of investment styles of the relevant master portfolios referred to in the response to the immediately preceding comment, we will add language that ties to index tracking by stating as follows: The investment styles of the master portfolios in which in we currently invest include the large cap growth style, the large cap blend style (an index tracking style), the large cap value style, the small cap style and the international style.

Comment:	For the Emerging Growth Fund, please explain if the universe of small-capitalization companies, the equity securities of which the Funds principally invests in, includes domestic small-capitalization companies, foreign small-capitalization companies or both.

Response:	We have revised the disclosure to state as follows: Small small-capitalization companies may include both domestic and foreign small-capitalization companies.

Comment:	For the Growth Equity Fund, in light of the use of the term “Growth” in the name of the Fund, please supplementally confirm that the Fund utilizes a significant portion of its assets in seeking to achieve its objective using a growth investment style. In addition, please supplementally explain to us how to reconcile the inclusion of “Value Style Investment Risk” as a Principal Investment Risk with the Fund’s name.

Response:	First, the “Portfolio Allocation and Management” table in Item 9 for the Growth Equity Fund discloses that approximately 54% of Fund assets are invested in master portfolios that uses the term Growth in their respective name. The “Description of Master Portfolios” under the Section “Master/Gateway Structure” in the Prospectus setting forth the principal investment strategies of these master portfolios, in turn describes in more detail the growth investment style that each such portfolio employs.

Second, the inclusion of “Value Style Investment Risk” as a Principal Investment Risk is appropriate and does not, we believe, make the Fund’s name misleading to investors because a portion of the Fund’s assets are invested in master portfolios that principally use a value investment style. The “Portfolio Allocation and Management” table discloses that approximately 19.16% of Fund assets are invested in master portfolios that expressly uses the term “Value” in the master portfolio name. We believe that the allocation of such a portion of Fund assets to such master portfolios warrants the inclusion of Value Style Investment Risk as a Principal Investment Risk. Finally, we note that the Fund does not have an investment policy requiring that at least 80% of its net assets be invested using a growth style. Because the Fund uses the term “Equity” in its name, it does, however, have an investment policy to invest, under normal circumstances, at least 80% of the Fund’s net assets in equity securities. We believe the foregoing is consistent with published Staff guidance concerning investment company names, as set out in “Frequently Asked Questions about Rule 35d-1 (Investment Company Names)”.

Comment:	For the Growth Equity Fund, you requested that we tie certain types of instruments or investment styles referenced in “Principal Investment Risks,” such as currency hedging, emerging markets, foreign investment, smaller company securities, etc., to the relevant disclosure of principal investment strategies in the discussion of the Fund’s investment strategy required by Item 4 of Form N-1A to the extent such instruments are pertinent to the Fund’s principal investment strategies.

Response:	The Growth Equity Fund is a fund-of-funds that invests in numerous master portfolios, each of which has its individual principal investment strategies that are subject to various principal investment risks. These master portfolios and the respective percentages of Fund assets allocated to each are disclosed in the “Portfolio Allocation and Management” portion of Item 9 for the corresponding Fund in the statutory Prospectus. We include in the “Principal Investment Risks” of the Growth Equity Fund those principal investment risks to which the various master portfolios are subject, and in the “Description of Master Portfolios” under the Section “Master/Gateway Structure” in the statutory Prospectus, we provide a detailed description of the individual principal investment strategies of the master portfolios in which the Fund invests. The various Principal Investment Risks listed for the Growth Equity Fund correspond to the principal investment strategies of the master portfolios in which the Fund invests. In light of the foregoing, the nature of the Fund as a fund-of-funds investing in multiple underlying portfolios and the number of the underlying master portfolios in which the Fund invests, we take the view, however, that it would be impractical and potentially confusing to investors to expressly tie back the language of each and every instrument or investment style referenced in the Principal Investment Risks to the Fund’s principal investment strategies, where the information concerning master portfolios is set forth elsewhere in the Prospectus.

Comment:	For the Small Company Value Fund, please include in the “Principal Investment Risks” the Smaller Company Securities Risk.

Response:	We will include the Smaller Company Securities Risk. The current prospectus for this Fund includes such risk and it was inadvertently omitted from the initial filing pursuant to Rule 485(a) of the 1933 Act in oversight solely with respect to the Class A, Class B and Class C shares prospectus.

Comment:	For the Index Fund, in Item 9 of Form N-1A, please describe the steps that the would be taken if the Fund is unable to achieve at least a 95% correlation between the performance of the S&P 500 Index and the Fund’s investment results, before fees and expenses.

Response:	We will add a description as requested, by stating as follows: If we are unable to achieve this correlation, then we will closely monitor the performance and composition of the S&P 500 Index and adjust the Fund’s securities holdings as necessary to seek the correlation.

FUND-SPECIFIC COMMENTS—INTERNATIONAL EQUITY FUNDS

Comment:	For the Asia Pacific Fund, with respect to the “Principal Investment Strategies” of the Fund Summary, you requested that we expressly state that certain countries in Asia or the Pacific Basin would be considered emerging markets countries.

Response:	We will make the requested clarification.

Comment:	For the Asia Pacific Fund, with respect to the “Regional Risk” in the “Principal Investment Risks” of the Fund Summary, you requested that we specify particular material regional risks to which Asia or the Pacific Basin may be subject.

Response:	We will make the requested disclosure as an example of regional risk by stating as follows in the statutory prospectus: For example, a Fund that has a regional focus in Asia or the Pacific Basin may be may be more disproportionately and adversely impacted by economic, political and social instability, foreign investment and foreign exchange controls and protective trade barriers and the economic conditions of trading partners of economies in the region that are heavily dependent upon international trade.

Similarly, the Summary Section would state: For example, economic, political and social instability and foreign investment and exchange controls may disproportionately and adversely impact Asia or the Pacific Basin.

Comment:	For the International Core Fund, with respect to the “Principal Investment Strategies” of the Fund Summary, you requested that we expand on the types of securities in which the Fund invests, such as common stocks, preferred stocks, fixed-income securities, etc.

Response:	We will make the requested change by stating as follows: The types of securities in which we normally invest include common stock, preferred stock, rights, warrants and American Depositary Receipts (ADRs).

Comment:	For the International Core Fund, with respect to the “Principal Investment Strategies” of the Fund Summary, you requested that we explain in plain English the reference to “the residual” in the sentence “Sector and country weights are the residual of our stock-selection decisions”.

Response:	We will make the requested clarification by stating as follows: Sector and country weights result from rather than determine our stock-selection decisions

Comment:	For the International Core Fund, in the discussion of the Fund’s investment strategy required by Item 4 of Form N-1A, you requested that we tie the references to derivatives in “Derivatives Risk” under “Principal Investment Risks” to relevant disclosure in the principal investment strategies.

Response:	We will make the requested change by stating as follows: We may use futures, options, repurchase or reverse repurchase agreements or swap agreements, as well as other derivatives, to manage risk or to enhance return.

Comment:	For the International Equity Fund, with respect to the “Principal Investment Strategies” of the Fund Summary, you requested that we explain how individual securities are selected for purchase and sale.

Response:	We will make the requested change by summarizing the content in Item 9 describing the securities selection process of the Fund’s three sub-advisers.

Comment:	For all relevant International Equity Funds, please define “equity securities of foreign issuers” in the “Principal Investment Strategies” of the Fund Summary and/or in Item 9 of Form N-1A.

Response:	We will make the requested change in Item 9 of Form N-1A for the relevant Funds.

FUND-SPECIFIC COMMENTS—ALLOCATION FUNDS

Comment:	You asked that we explain in the Principal Investment Strategies subsections of the summary prospectuses for the Allocation Funds the use of certain words such as “Balanced” and “Aggressive” as descriptive adjectives in certain Fund names.

Response:	We have identified the various master portfolios in which the Master/Gateway Funds of the Allocation Funds may invest, and have also described the investment styles of the various portfolios and their underlying investments, and explained the use of certain descriptive terms in light of such investment strategies.

Comment:	You asked that we explain further the individual investment styles of the master portfolios in which the Master/Gateway Funds of the Allocation Funds invest.

Response:	We have identified and described the individual investment styles of the various master portfolios in which the Master/Gateway Funds of the Allocation Funds invest or may invest, including identifying the neutral target allocations to each such master portfolio.

Comment:	You asked that we identify certain characteristics of the underlying master portfolios in which the Master/Gateway Funds of the Allocation Funds may invest, including the kinds of issuers, maturity, and yield with respect to fixed income securities in such master portfolios.

Response:	We have identified and described the various issuers, maturities, and quality of the underlying fixed income investments that we believe materially comprise the master portfolios in which the Master/Gateway Funds of the Allocations Funds may invest.

Comment:	You asked that we identify certain characteristics of the underlying master portfolios in which the Master/Gateway Funds of the Allocation Funds may invest, including the kinds of issuers and securities with respect to the equity securities in such master portfolios.

Response:	We have identified and described those issuers and equity securities that we believe materially comprise the underlying equity investments in the master portfolios in which the Master/Gateway Funds of the Allocation Funds may invest.

Comment:	You asked that we include descriptions in the Principal Investment Strategies section of the summary prospectuses for the Allocation Funds the underlying investments which relate to the Principal Investment Risks identified in the Principal Risk section of the summary prospectuses.

Response:	We have identified and described in the Principal Investment Strategies section of the summary prospectuses for the Allocation Funds the underlying investments which relate to the Principal Investment Risks identified in the Principal Risk section of the summary prospectuses.

*        *        *        *

In addition to the foregoing comments and responses, we bring your attention to the following additional changes, among others, that we intend to make to the registration statement from the initial filing pursuant to Rule 485(a) of the 1933 Act.

•

At the end of the relevant Funds Fund Summary sections we would disclose, consistent with the recently filed supplements to the statutory prospectuses of those Funds, at the end of the Fund Management Section, that:

•

The Board of Trustees has approved the reorganization of the Fund into another Wells Fargo Advantage Fund, subject to the satisfaction of a number of conditions, including approval by Fund shareholders.

More detail concerning such matters would be provided in the Management Section of the Fund Summary.

•

In addition, we would disclose in the Fund Summary Section (as well as elsewhere in the Prospectus where relevant), any prospective new names of Funds for which the Board has approved such a change and their planned effective date.

•

Finally, we have revised the form of disclosure for the Fund Share Class Performance History in the Statutory Prospectus for the International Equity Fund as it pertains to the replacement last year of one of the three sub-advisers to the Fund as follows:

International Equity Fund- ….Evergreen Investment Management Company, LLC replaced New Star Institutional Managers Limited as a sub-adviser for the Fund effective March 2, 2009. Accordingly, performance figures do not reflect the principal investment strategies or performance of Evergreen Investment Management, LLC on the portion of Fund assets for which it acts as sub-adviser and for the period prior to which it acted as sub-adviser for the Fund. Please see Organization and Management of the Funds for important information about the Fund’s investment sub-advisory agreement with Evergreen Investment Management Company, LLC.

We make the following representations to you:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file a post-effective amendment to the Registration Statement pursuant to Rule 485(b) of the 1933 Act on or around January 29, 2010 that responds to your comments. Please feel free to call me at (415) 396-8489 if you have any questions or would like any additional information.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

/s/ Alexander Kymn
Senior Counsel